THE
ELITE
GROUP of Mutual Funds___________________________________________________________




February 3, 2009

                                                              FILED VIA EDGAR
                                                              ---------------
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  The Elite Group of Mutual Funds
          File No. 811-04804


Ladies and Gentlemen:

     The Elite Group of Mutual Funds (the "Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), hereby provides the following in connection with the Trust's fidelity bond:

     1. A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

     2. A copy of the resolutions approving the Bond, which were adopted by the Board, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

      Premiums have been paid through the policy period ending on January 1, 2010.

     Please contact the undersigned at (206) 624-5863 if you have any questions or comments concerning this filing.


Very truly yours,

/s/ Richard S. McCormick

Richard S. McCormick
President